<FILENAME>FounderLetter.txt


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LETTER FROM THE FOUNDER

INTRODUCTION

Xgains4keeps is not like companies you deal with regularly or know of, it is different to some extent.
The mission of the founders is to run this internet based company as one that really delivers real and tangible Gains to the internet users that use its website. We hope to foster an atmosphere of challenge, innovation and creativity. This atmosphere if all things are equal will lead yet more derivable Gains for the users of the website and the various applications on it and other websites.

In other that these Gains which are in the form of Xgains4keeps shares or option contracts as the case may be to be of real economic value to the user it has to be in the public domain for liquidity reasons as well as to raise the needed capital to operate the company effectively. Indeed going public to raise capital, listing the shares on the Bulletin Board OTC and increasing the number of registered shares may jeopardize the current independence that allows us to sustain the current business model, philosophy, mission and vision.

PROVIDING VALUE FOR THE INTERNET USER

This company was founded by Ugochukwu Unamka and the objective was to add an incremental value to the utility derived by the internet user something slightly different from what other companies are doing. Here at Xgains4keeps we aim to deliver no matter how small some economic benefit from the use of the internet as it is now and as it will be in the near and distance future.
The company has not really started making money but advertising is expected be our principal source of revenue as well as equity and other investment transactions. We are confident that we will deliver real and tangible value to the users and profit for the investors going by the model we have adopted.

LONG TERM FOCUS

If the circumstances require that we ignore short-term results for the long term benefit of our shareholders we will do exactly that and we also expect that our shareholders will also take the long term view as well. We will not be distracted by the pressure to have earnings inline with analysts expectations that are normally smaller and predictable as against the larger more unpredictable returns.
As it stands Xgains4keeps does not have adequate funds to operate the company, with this Public Offering and the subsequent ones coupled with consequent fund raising that will be taken care of. With the funds in place the operations will generate adequate cash that will give us among other things the flexibility to minimize costs and take advantage of the economies of scale. Our decisions will not be based on accounting considerations but on business fundamentals with the long term good of the company and shareholders constantly considered.

RISK VERSUS REWARD IN THE LONG TERM

The business environment Xgains4keeps operates in changes rapidly and needs long term investment and because of short term earnings demands we will not hesitate to place a bet on an investment opportunity that has a high-risk and high-reward. We many have some volatility quarter to quarter due to losses and gains of new projects but in the long term their will be more value and profits.

EXECUTIVE ROLES

As at the time of writing this prospectus this company was run by me Ugo Unamka and all the decision were made by me as well. Directors, Owen Altraide, Kene Onah and Emeka Ezeoke are consulted very often; this also happens when very important issues arise before decisions are made. Kene Onah is a Risk Manager at one of Nigerias and Africas most capitalized banks Fidelity Bank Plc, he has an MBA. Owen Altraide is a very experienced financial and economic policy manager and has an MBA, and Masters of Economic Policy Management from Harvard University. Emeka Ezeoke is a highly experienced software expert and has a BSc in Industrial Chemistry.
I recently completed an MPhil/PhD thesis in Mechanical Engineering/ Computational Mechanics. The company will hire other experienced executives following this offering.


CORPORATE STRUCTURE

The corporate structure is a dual ownership structure; see earlier sections of this prospectus, the reason for that is to ensure that outside parties do not take control of the company and influence the independence, vision and mission of the company. This will help this transition from an underfunded private company to a funded public one to be a somewhat smooth one.
It will leave the executives running the company at anytime to have significant control of the companys strategic decisions for the purpose of retaining the long term objectives. This will also leave new investors with less influence on the companys strategic decisions.

BECOMING A PUBLIC COMPANY

The key reasons for Going Public are Raising needed funds to hire future Employees, ascertain equity liquidity for new and old Investors as well as our website Users and a broader shareholder base. Xgains4keeps is out to add some incremental value to the use of the internet by offering the users of its website its shares or option contracts as such they have to be sufficiently liquid hence one of the reasons we are Going Public.


IPO PRICING AND ALLOCATION

We really do not expect that much of the shares that we are registering will be sold off during the IPO period as underwriters are not fully engaged in this exercise at this time. All the registered shares will be available for sale and far more will be available in a subsequent offering possibly a few months after this IPO. The availability of all the registered shares in this IPO is to demonstrate to new investors that the price is a fair value hence justifying the sale.


EMPLOYEES

We will extend a significant ownership to future employees and offer them time saving and healthy benefits as such we hope to attract the most creative technologists and business people.


CONCLUSION

Our business model is not conventional and here we believe that we have to see that the users of the internet-individuals and organizations deserve more than they are getting from it as it concerns real and tangible Gains and we have set out to do something about it. Our mission and further description of our business can be seen in the rest of this prospectus, we cannot anticipate all possible questions you may have but we will try the much we can to do so in the prospectus.

UGOCHUKWU UNAMKA
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UGOCHUKWU UNAMKA
CHAIRMAN/FOUNDER


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